EX-99.23m.viii



                                    EXHIBIT E
                        to Shareholder Services Plan of:

                                   CCMI FUNDS
                    CCMI Tax-Exempt North Carolina Bond Fund


     This Plan is adopted by CCMI Funds with respect to the CCMI Tax-Exempt North Carolina Bond Fund of the Trust set forth above.

     In compensation for the services provided pursuant to this Plan, Providers will be paid a monthly fee computed at the annual rate of 0.25 of 1% of the average aggregate net asset value of the CCMI Tax-Exempt North Carolina Bond Fund held during the month.

     Witness the due execution hereof this 8th day of December, 2003.



                                     CCMI FUNDS


                                     By: /s/ Carol J. Highsmith
                                        ----------------------------------
                                        Carol J. Highsmith, Assistant Secretary